Exhibit 99.1

SINOVAC Polio Vaccine Prequalified by WHO

BEIJING, China, June 8, 2022 --SINOVAC Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today announced that it received the World Health Organization (WHO) prequalification for its Poliomyelitis Vaccine (Vero Cell, Inactivated Sabin strains) (“sIPV”) on June 2, 2022. The vaccine will be available for United Nations (UN) agencies to purchase to support the global polio endgame strategy.

SINOVAC’s sIPV is applicable for active immunization against polioviruses Type 1, 2, and 3 for children and infants aged two months and above. The basic immunization schedule is three doses with the first dose for infants at 2 months old, followed by two successive doses 4-6 weeks apart. One dose should be injected as a booster at the age of 18 months. Other age groups can also receive the vaccine if needed. The vaccine can be used sequentially with oral polio attenuated live vaccine (OPV).

With the impact of the global COVID-19 pandemic, countries where wild polio strains still exist have experienced an increasing prevalence of polio cases. Some other countries also reported more vaccine-derived poliovirus (VDPV) and vaccine-associated paralytic polio (VAPP) cases due to the virus circulating in the environment and human body, especially with the number of VAPP cases reaching a peak over the past 10 years.

SINOVAC will work closely with global public health institutions to promote the final step of polio eradication.

About poliomyelitis

Poliomyelitis, commonly shortened to polio, is an infectious disease caused by the poliovirus, mainly affects children under 5 years of age. Poliovirus is usually spread from person to person through infected fecal matter entering the mouth. It may also be spread by food or water containing human feces and less commonly from infected saliva, causing damage to motor neurons in the anterior horn of the spinal. The main symptoms are fever, general malaise and, in severe cases, pain in the limbs, and irregularly distributed and mild flaccid paralysis.

The Global Polio Eradication Initiative (GPEI) launched in 1988, is dedicated to the eradication of polio worldwide, and although global polio cases have been reduced by 99.9%, there are still some barriers to vaccinate children against polio worldwide, and polio control remains the top priority of public health emergency of international concern. In addition, the COVID-19 pandemic has led to an increase in polio cases. A total of 1,226 cases of all types of polio occurred in 2020, whereas only 138 cases in 2018. On June 10, 2021, the GPEI launched the Polio Eradication Strategy 2022-2026: Meeting the Promise to overcome the final challenges to polio eradication.

About SINOVAC

SINOVAC Biotech Ltd. (SINOVAC) is a China-based leading biopharmaceutical company that focuses on the research, innovation, manufacture, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC’s product portfolio includes vaccines against COVID-19, enterovirus71 (EV71), hepatitis A and B, poliomyelitis, seasonal influenza, 23-Valent pneumococcal polysaccharide (“PPV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella and mumps, etc.. SINOVAC’s COVID-19 vaccine, CoronaVac®, has been granted emergency use approval or conditional marketing authorization by over 60 countries and regions worldwide. The Healive® entered Chinese market in 2002 and then passed the assessment under WHO prequalification procedures in 2017, becoming China’s first and world second prequalified Hep A vaccine, trusted in more than 20 countries. The Inlive®, a SINOVAC’s innovative vaccine against hand-foot-mouth disease caused by EV71 infection, was commercialized in China in 2016.

SINOVAC has been continually dedicating itself to new vaccine research and development, with more combined and new technology vaccine products in the pipeline.

While exploring the domestic market, SINOVAC is also constantly exploring opportunities in the international market and is looking forward to conducting more extensive and in-depth trade and cooperation with more countries, enterprises, and professional institutions.

For more information, please visit the Company’s website at www.sinovac.com.

Contacts

Sinovac Biotech Ltd.
Helen Yang
+86-10-8279-9871 or
+86-10-5693-1897
Fax: +86-10-6296-6910
ir@sinovac.com

ICR Inc.
Bill Zima
U.S.: 1-646-308-1707
william.zima@icrinc.com